Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-175861

PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated August 17, 2011)
7,692,308 Shares
Common Stock

This Prospectus Supplement No. 2 supplements the prospectus dated August 17, 2011, or the prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-175861).  This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2011 (the “Current Report”).  Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 7,692,308 shares of our common stock, including shares issuable upon the exercise of warrants to purchase our common stock.  We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.  This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus.  If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The NASDAQ Capital Market under the symbol “TEAR,” and on the Toronto Stock Exchange under the symbol “TLB.”  The last reported sale price of our common stock on The NASDAQ Capital Market on December 28, 2011 was $1.10 per share.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 29, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

December 22, 2011

TEARLAB CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	000-51030	59-343-4771
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7360 Carroll Rd, Ste 200
San Diego, CA  92121
(Address of principal executive offices, including zip code)

(858) 455-6006
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

On August 1, 2011, TearLab Corporation, or the Company, through its subsidiary, TearLab Research, Inc., entered into a manufacturing and development agreement, or the Manufacturing Agreement, with MiniFAB (Aust) Pty Ltd, or MiniFAB.  Pursuant to the terms of the Manufacturing Agreement, MiniFAB will manufacture and supply test cards for the Company.  The Manufacturing Agreement specified minimum order quantities that required the Company to purchase approximately AUD$29.8 million in test cards from MiniFAB through the end of 2015.  Each year, the Company must purchase the covered test cards exclusively from MiniFAB until the minimum order quantity for such year has been met.  The Manufacturing Agreement has a ten year initial term may be terminated by either party if the other party is in breach or becomes insolvent.  If terminated for any reason other than a default by MiniFAB, the Company will be obligated to pay a termination fee based on the cost of products manufactured by MiniFAB, but not yet invoiced, repayment of capital invested by MiniFAB, less depreciation calculated in accordance with Australian accounting standards, and the expected profit to MiniFAB had the remaining minimum order quantities been purchased by the Company.

On December 22, 2011, the parties to the Manufacturing Agreement entered into an amendment to the Manufacturing Agreement, or the Amendment, to modify the minimum order quantities per year and unit selling price.  The Manufacturing Agreement, as amended, requires the Company to purchase approximately AUD$30.2 million in test cards from MiniFAB through the end of 2015.

The foregoing descriptions of the Manufacturing Agreement and the Amendment do not purport to be complete and are qualified in their entirety by reference to the full text of the Manufacturing Agreement, a copy of which is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 5, 2011, and the Amendment, a copy of which is attached hereto as Exhibit 10.1.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

10.1	Deed and Amendment, dated December 22, 2011, to Manufacturing and Development Agreement by and between TearLab Research, Inc. and MiniFAB (Aust) Pty Ltd, dated August 1, 2011.+
+	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TEARLAB CORPORATION

By:	/s/ William G. Dumencu
William G. Dumencu Chief Financial Officer

Date:  December 29, 2011

Exhibit 10.1

Deed and Amendment dated December 22, 2011

Parties
Minifab (Aust) Pty Ltd ACN 100 768 474
of of 9 The Centreway, Mount Waverley, Victoria 3149, Australian
(MiniFAB)

TearLab Research, Inc.
of 7360 Carroll Road., Suite 200, San Diego, CA  92121, U.S.A.
(TearLab)

Introduction

The parties wish to amend the Principal Agreement on the terms of this Deed and Amendment.

It is agreed

1	Definitions and interpretation

1.1	Definitions In this Deed and Amendment:

(1)	Deed and Amendment means this document, including any schedule or annexure to it; and

(2)	Principal Agreement means Manufacturing and Development Agreement between MiniFAB and TearLab dated 1 August 2011.

1.2	Interpretation Clause 1.2 of the Principal Agreement applies to the interpretation of this Deed and Amendment (where references to “Agreement” are to be read as references to this Deed and Amendment).

1.3	Previous definitions Unless the contrary intention appears, a word or phrase defined in the Principal Agreement has the same meaning in this Deed and Amendment.

2	Amendment of Principal Agreement

2.1	With effect from the date of this Deed and Amendment, the Principal Agreement is amended as follows:

(1)
The table under the section entitled “Minimum Order Requirements and Annual Production Capacity” in Schedule 3 (“Manufacturing and Ordering Schedule for the First Product”) of the Principal Agreement is deleted and replaced with the following table:

Year	Minimum Order Requirements	Expected Limit	Consequences for failure to meet Minimum Order Requirements (Minimum Order Liquidated Damages)	Annual Production Capacity
2010	****[REDACTED]****	****[REDACTED]****
An amount equal the Fixed Price Amount of the Product (as set out in the Pricing Schedule) payable multiplied by the difference between the Minimum Orders Requirement and the actual quantity of the Product ordered by TearLab from MiniFAB during the year.  To be calculated on an annual basis.
****[REDACTED]****
2011	****[REDACTED]****	****[REDACTED]****		****[REDACTED]****
2012	****[REDACTED]****	****[REDACTED]****		****[REDACTED]****
2013	****[REDACTED]****	****[REDACTED]****		****[REDACTED]****
2014	****[REDACTED]****	****[REDACTED]****		****[REDACTED]****
2015	****[REDACTED]****	****[REDACTED]****		****[REDACTED]****

(2)	The table under the section entitled “Selling Price” in Schedule 4 (“Pricing Schedule for the First Product”) of the Principal Agreement is deleted and replaced with the following table:

Year	Fixed Price Amount (AUD) per unit	Net Sales Amount Percentage
2010	****[REDACTED]****	****[REDACTED]****
2011	****[REDACTED]****	****[REDACTED]****
2012	****[REDACTED]****	****[REDACTED]****
2013	****[REDACTED]****	****[REDACTED]****
2014	****[REDACTED]****	****[REDACTED]****
2015	****[REDACTED]****	****[REDACTED]****

3	Amendments not to affect accrued rights and obligations

3.1	The variations to the Principal Agreement do not affect the validity or enforceability of the Principal Agreement as amended.

3.2	Nothing in this Deed and Amendment:

(1)	prejudices or adversely affects any right, power, authority, discretion or remedy arising under the Principal Agreement before the date of this Deed and Amendment; or

(2)	discharges, releases or otherwise affects any liability or obligation arising under the Principal Agreement before the date of this Deed and Amendment.

4	Confirmation

4.1	Each party is bound by the Principal Agreement as varied by this Deed and Amendment.

5	General

5.1
Further assurance

Each party must promptly at its own cost do all things (including executing and if necessary delivering all documents) necessary or desirable to give full effect to this Deed and Amendment.

5.2	Costs and outlays Each party must pay its own costs and outlays connected with the negotiation, preparation and execution of this Deed and Amendment.

5.3	Governing law The law of England, United Kingdom governs this Deed and Amendment.

Executed as a deed and amendment and delivered on the date shown on the first page.

Executed by MiniFAB (Aust) Pty Ltd ACN 100 768 474 in accordance with section 127 of the Corporations Act 2001:
/s/ Michael Wilkinson	/s/ Erol Harvey
Director/company secretary	Director

Michael Wilkinson	Erol Harvey
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signed and sealed for and on behalf of TearLab Research, Inc. by its authorised representative in the presence of:
/s/ Stephen G. Zmina	/s/ Robert Walder
Signature of witness	Signature of authorised representative
Stephen G. Zmina	Robert Walder
Name of witness (BLOCK LETTERS)	Name of authorised representative (BLOCK LETTERS)
7360 Carrol Road San Diego, CA 92127
Address of witness